UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__)*
LINE Corporation

(Name of Issuer)
Common stock, no par value

(Title of Class of Securities)
53567X101

(CUSIP Number)
December 31, 2017

(Date of Event Which Requires Filing of this Statement)
Check appropriate box to designate the rule pursuant to which this Schedule is filed:
[☐] Rule 13d-1(b)
[☐] Rule 13d-1(c)
[☒] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53567X101	13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON NAVER Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 174,992,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 174,992,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,992,000 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 73.373% (3)
12	TYPE OF REPORTING PERSON CO
(1) The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock.  A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2) Represents shares owned as of December 31, 2017 and does not reflect any subsequent transactions.
(3) Based on a total of 238,496,810 shares issued and outstanding as of December 31, 2017.

CUSIP No. 53567X101	13G	Page 3 of 5 pages

Item 1.

(a)	Name of Issuer:

LINE Corporation

(b)	Address of Issuer’s Principal Executive Offices:

JR Shinjuku Miraina Tower, 23rd Floor 4-1-6 Shinjuku Shinjuku-ku, Tokyo, 160-0022, Japan

 Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by NAVER Corporation.

(b)	Address of Principal Business Office:

The address of the principal business office of NAVER Corporation is 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.

(c)	Citizenship:

Korea, Republic of

(d)	Title of Class of Securities:

Common stock, no par value

(e)	CUSIP Number:

53567X101

Item 3.	Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the common stock of the Issuer by the person filing this statement is provided as of December 31, 2017:

(a)	Amount Beneficially Owned:

174,992,000 shares

(b)	Percent of Class:

73.373%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

174,992,000 shares

(ii)	shared power to vote or to direct the vote:

0 shares

(iii)	sole power to dispose or to direct the disposition of:

174,992,000 shares

(iv)	shared power to dispose or to direct the disposition of:

0 shares

CUSIP No. 53567X101	13G	Page 4 of 5 pages

Item 5.	Not applicable.

Item 6.	Not applicable.

Item 7.	Not applicable.

Item 8.	Not applicable.

Item 9.	Not applicable.

Item 10.	Not applicable.

CUSIP No. 53567X101	13G	Page 5 of 5 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer